10029069

SECURITIES [illegible] SION
Washington, D.C. [illegible]

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SEC FILE NUMBER
8-45221

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 ENDING December 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R&R Planning Group, Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite C114
(No. and Street)

Lake Success (City) NY (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Filiberto 516-328-2600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Mark Filiberto swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

R&R Planning Group, Ltd., as of

December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres. [illegible]

Title

Notary Public

PAUL V. SUCHY
NOTARY PUBLIC, State of New York
No. 01SU5012359
Qualified in Suffolk County
Commission Expires June 15, 2011

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
R&R Planning Group, Ltd.
Lake Success, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, Ltd. as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R&R Planning Group, Ltd. at December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 22, 2010

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

R&R PLANNING GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 2,957
Due from broker	107,134
Other assets	5,082
	$ 115,173

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 9,586

STOCKHOLDER'S EQUITY

Common stock; $1 par value, 100 shares authorized, 25 shares issued and outstanding	25
Additional paid in capital	124,386
Retained earnings (deficit)	(18,824)
	105,587
	$ 115,173

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

R & R Planning Group, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and broker accounts with major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Property and Office Equipment

Property and office equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over five to seven years, the estimated useful lives of the assets.

Securities Transactions and Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, National Financial Services LLC ("National"). The Company's clearing and execution agreement provides that National's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, National records customer transactions on a settlement date basis, which is generally three business days after the trade date. National is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case National may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by National is charged back to the Company.

The Company, in conjunction with National, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. National establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company elected to be taxed as an "S" Corporation for federal and New York state income tax purposes. An "S" Corporation generally pays no federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state franchise taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.). As of December 31, 2009, there were no assets or liabilities subject to fair value measurement.

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases for office space in Lake Success, NY. The lease expires on November 12, 2012.

Future minimum lease payments are approximately as follows:

2010	$15,000
2011	16,000
2012	16,000
	$47,000

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services LLC and promptly transmits all customer funds and securities to National. National carries all of the accounts of such customers and maintains and preserves such books and records.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $50,505, which was $45,505 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 65% as of December 31, 2009.

6. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2009, through the date of issuance of these financial statements on February 22, 2010. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

R&R PLANNING GROUP, LTD.

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT